SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2017

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X    Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes          No   X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

-	Press release dated December 13, 2017;
-	Press release dated December 20, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Roberto Ulissi
Name:	Roberto Ulissi
Title:	Corporate Affairs and Governance - SEVP

Date: December 31, 2017

Eni completes sale of 25% interest in Mozambique Area 4 to ExxonMobil

San Donato Milanese (Milan), 13 December 2017 – Eni has completed today the sale of a 25 percent indirect interest in the natural gas-rich Area 4 of the Rovuma Basin to ExxonMobil Development Africa B.V. (“ExxonMobil”). The terms of the sale, agreed in March 2017, include a payment of $2.8 billion subject to a contractual adjustment until the date of closing.

Eni East Africa, to be renamed Mozambique Rovuma Venture, which owns 70 percent of the Area 4 concession, is now co-owned by Eni (35.7 percent), ExxonMobil (35.7 percent) and CNPC (28.6 percent). The remaining interests in Area 4 are held by Empresa Nacional de Hidrocarbonetos E.P. (ENH, 10 percent), Kogas (10 percent) and Galp Energia (10 percent).

Eni will continue to lead the Coral South floating LNG project and all upstream operations in Area 4, while ExxonMobil will lead the construction and operation of all future natural gas liquefaction and related facilities. This operating model will enable the use of best practices and capabilities between Eni and ExxonMobil, with each company focusing on distinct and clearly defined scopes while preserving the benefits of fully integrated projects.

Final investment decision for the Coral South FLNG Project, the first development of the considerable gas resources discovered by Eni in Area 4, was reached in May 2017, just three years after the drilling of the final exploration well, in a country that is a newcomer to the global gas market.

The deepwater Area 4 discoveries contain an estimated 85 trillion cubic feet (2,400 billion cubic meters) of natural gas, which is projected to be the world’s fastest-growing major fuel source, with Mozambique being well positioned to supply LNG customers around the world for the next 40 years and beyond.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39.0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni: Opl 245, Board of Directors expresses full confidence in the correctness and integrity of both the company’s and chief executive’s actions

Eni is fully confident in the judicial process and in its non-involvement in the alleged illegal conducts

San Donato Milanese (MI), 20 December 2017 – The Board of Directors of Eni notes the decision made by the preliminary hearing judge at the court of Milan to send the company, its chief executive and a number of managers to trial on a charge of international corruption related to the acquisition, in 2011, of a stake in the OPL 245 licence in Nigeria.

Eni’s Board of Directors has reaffirmed its confidence that the company was not involved in alleged corrupt activities in relation to the transaction. The Board’s decision was also taken on the basis of the results of independent advisors’ investigations. The advisors were appointed to examine all relevant resolutions and documents deposited within the closing of the Milan prosecutors’ investigation in 2016.

The Board of Directors also confirmed its full confidence that chief executive Claudio Descalzi was not involved in the alleged illegal conduct and, more broadly, in his role as head of the company.

Eni expresses its full confidence in the judicial process and that the trial will ascertain and confirm the correctness and integrity of its conduct.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com